Amplify Energy Corp. 500 Dallas Street, Suite 1700 Houston, TX 77002 (713) 490-8900

October 9, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Irene Barberena-Meissner
Staff Attorney

Re:	Amplify Energy Corp.
Registration Statement on Form S-3
Filed September 9, 2019
File No. 333-233677

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Amplify Energy Corp., a Delaware corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-233677, as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Friday, October 11, 2019, or as soon thereafter as practicable.

Please contact Brooks W. Antweil, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3388, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, AMPLIFY ENERGY CORP.

By:	/s/ Eric M. Willis
Name:	Eric M. Willis
Title:	Senior Vice President, General Counsel & Land